UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ) *


                        KapStone Paper and Packaging Corp
- -----------------------------------------------------------------------------
                                (Name of Issuer)


                    Warrants to Purchase Shares, par value $.01
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    48562P111
- -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 October 2, 2008
- -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [X] Rule 13d-1(c)

    [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages


CUSIP No.            48562P111
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. The Red Oak Fund, LP
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,412,502
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      1,412,502
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,412,502
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.4%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
- -----------------------------------------------------------------------------


                                Page 2 of 7 pages

CUSIP No.            48562P111
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. Red Oak Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    New York
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,621,612
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      1,621,612
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,621,612
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    6.1%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    OO
- -----------------------------------------------------------------------------

                                Page 3 of 7 pages

CUSIP No.            48562P111
- -----------------------------------------------------------------------------
1.   Names of Reporting Persons. David Sandberg
     I.R.S. Identification Nos. of above persons (entities only).

- -----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
- -----------------------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------------------
4.   Citizenship or Place of Organization    United States
- -----------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           --------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,621,612
by Each                --------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power      1,621,612
- -----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,621,612
- -----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
- -----------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    6.1%
- -----------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN
- -----------------------------------------------------------------------------

                                Page 4 of 7 pages

ITEM 1.
(a) Name of the issuer is KapStone Paper and Packaging Corp (the "issuer").

(b) The address of issuer's principal executive offices is 1101 Skokie Blvd, Suite 300, Northbrook, Illinois 60062-4124.

Item 2.

(a) This statement (this "Statement") is being filed by David Sandberg, the controlling member of Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Red Oak Fund") and a managing member of Pinnacle Fund LLLP, a Colorado limited liability limited partnership ("Pinnacle Fund" and together with the "Red Oak Fund", the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the warrants as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any warrants and underlying shares other than the warrants and underlying shares owned directly by such filer.
     As of the date of this filing, the Red Oak Partners, LLC and David Sandberg may be deemed to be the beneficial owner of 1,621,612 shares of KapStone Paper and Packaging Corp (the "Company") common stock and Red Oak Fund may be deemed to be the beneficial owner of 1,412,502 shares of the Company's common stock as a result of: (i) Red Oak Fund holding a warrant to purchase 1,412,502 shares of the Company's common stock and (ii) Pinnacle Fund holding a warrant to purchase 209,110 shares of the Company's common stock. Each warrant entitles the holder to purchase shares of the Company's common stock at a price of $5.
(b) The principal business office of the Filers is 145 Fourth Avenue, Suite 15A, New York, New York 10003.
(c)  David Sandberg is a citizen of the United States.
(d)  This Statement relates to Warrants of the Issuer.
(e)  The CUSIP Number of the Warrants of the Issuer is 48562P111.




Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Not applicable.


ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
	(a) With respect to David Sandberg and Red Oak Partners, LLC, 1,621,612 shares of Common Stock.
	(b) With respect for Red oak Fund, 1,412,502 shares of Common Stock

	See Item 2 above.

(b) Percent of class:
	(a) With respect to David Sandberg and Red Oak Partners, LLC, 6.1% of Common Stock.
	(b) With respect for Red oak Fund, 5.4% of Common Stock

(c) Number of shares as to which such person has:


(i)  Sole power to vote or to direct the vote
	0

(ii) Shared power to vote or to direct the vote
	(a) With respect to David Sandberg and Red Oak Partners, LLC, 1,621,612 shares of Common Stock.
	(b) With respect for Red oak Fund, 1,412,502 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of
	0

(iv) Shared power to dispose or to direct the disposition of
	(a) With respect to David Sandberg and Red Oak Partners, LLC, 1,621,612 shares of Common Stock.
	(b) With respect for Red oak Fund, 1,412,502 shares of Common Stock


                                Page 5 of 7 pages


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 7 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2008




/s/ David Sandberg
- -----------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP

By: Red Oak Partners, LLC,
    General Partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member